July 8, 2008

Donald F. Delaney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-7010

Dear Mr. Delaney:

Re:          Suncor Energy Inc. (“Suncor”) – Form 40-F for the Fiscal Year Ended December 31, 2007

Please accept this letter as confirmation of your recent discussion with Maureen Cormier, Vice President and Controller, requesting an extension of the deadline for Suncor’s response to your comments on the above referenced document.

Due to the requirements of the current quarter end reporting, we are unable to complete your request on the original timeline. We will endeavor to prepare and submit our response as soon as possible and in any event, by August 1, 2008.

If you should have any questions or concerns regarding the foregoing please do not hesitate to contact me.

Yours truly,

SUNCOR ENERGY SERVICES INC.

(signed)

Corporate Legal Counsel
Carla J. Tait